EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
StarGuide Digital Networks, Inc.	Nevada
Digital Generation Systems of New York, Inc.	New York
Starcom Mediatech, Inc.	Delaware
Musicam Express, L.L.C.	Delaware
Corporate Computer Systems, Inc.	Delaware
Corporate Computer Systems Consultants, Inc.	Delaware